Filed by Franklin Tax-Free Trust

on behalf of Franklin High Yield Tax-Free Income Fund

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Franklin Tax-Free Trust

on behalf of Franklin Double Tax-Free Income Fund

File No. 333-208729

IMPORTANT SHAREHOLDER UPDATE

Franklin Double Tax-Free Income Fund

a series of Franklin Tax-Free Trust

URGENT PROXY VOTING REQUEST

Dear Shareholder:

We recently mailed you proxy materials regarding the Special Meeting of Shareholders for the Franklin Double Tax-Free Income Fund (the “Fund”) to be held on April 4, 2016.   These materials describe the proposed acquisition of the assets of the Fund in exchange for shares of the Franklin High Yield Tax-Free Income Fund, and ask for your vote on this important issue. Our records indicate that we have not received your vote. We encourage you to vote as soon as possible so we can obtain a sufficient number of votes to hold the meeting and avoid incurring costs for additional mailings.

Voting is quick and easy. Please vote now using one of these methods	1. Vote By Internet
Please visit the website noted on the enclosed proxy voting card(s) and follow the online instructions.
2. Vote by Touch-Tone Phone
Please call the toll-free number printed on the enclosed proxy voting card(s) and follow the recorded instructions. The service is available 7 days a week, 24 hours a day.
3. Vote by Mail
Please mail your signed proxy voting card(s) in the postage-paid envelope.

PLEASE VOTE YOUR PROXY NOW

The Board of Trustees recommends that you vote “FOR” the proposal.

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If you have already voted, thank you for your response.  If you have any further questions, please contact our Proxy Solicitor, Boston Financial Data Services, toll free at 1-844-700-1477.  In addition, all proxy materials are conveniently available online at the website noted on the enclosed proxy voting card(s).  We appreciate your immediate attention. Thank you.

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